

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Adi Sideman
Chief Executive Officer
Open Props Inc.
12816 Inglewood Avenue #637
Hawthorne, CA 90250

      Re: Open Props Inc.
          Offering Statement on Form 1-A
          Post-Qualification Amendment No. 10
          Filed July 28, 2021
          File No. 024-11018

Dear Mr. Sideman:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance